Filed Pursuant to Rule 424(b)(3)
Registration No. 333-68513-05

SUPPLEMENT
To Prospectus Supplement dated May 14, 1999

$357,803,847 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 1999-ALS2

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On May 27, 1999, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 1999-ALS2 (the “Certificates”) were issued in an original aggregate principal amount of approximately $357,803,847. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of May 1, 1999 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and The Chase Manhattan Bank, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the “Prospectus Supplement”) supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS2

Statement to Certificateholders

November 25, 2003

DISTRIBUTION IN DOLLARS

CLASS	ORIGINAL FACE VALUE	BEGINNING PRINCIPAL BALANCE	PRINCIPAL	INTEREST	TOTAL	REALIZED LOSSES	DEFERRED INTEREST	ENDING PRINCIPAL BALANCE
A1	59,060,000.00	4,297,495.35	2,903,899.83	24,173.41	2,928,073.24	0.00	0.00	1,393,595.52
A2	228,800,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A3	23,000,000.00	22,609,000.00	23,000.00	125,291.54	148,291.54	0.00	0.00	22,586,000.00
A4	15,000,000.00	14,745,000.00	15,000.00	82,940.63	97,940.63	0.00	0.00	14,730,000.00
AP	245,747.46	108,054.26	24,491.65	0.00	24,491.65	0.00	0.00	83,562.61
B1	20,404,000.00	19,474,180.95	22,027.58	109,542.27	131,569.85	0.00	0.00	19,452,153.37
B2	7,651,000.00	7,316,001.23	8,275.25	41,152.51	49,427.76	0.00	0.00	7,307,725.98
B3	3,643,000.00	3,487,194.44	3,944.42	19,615.47	23,559.89	0.00	0.00	3,483,250.02
B4	2,186,000.00	2,094,463.75	2,369.08	11,781.36	14,150.44	0.00	0.00	2,092,094.67
B5	1,457,000.00	1,400,304.69	1,583.91	7,876.71	9,460.62	0.00	0.00	1,398,720.78
B6	2,918,168.70	1,188,445.64	1,344.27	6,685.01	8,029.28	0.00	0.00	1,187,101.37
R	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTALS	364,365,016.16	76,720,140.31	3,005,935.99	429,058.91	3,434,994.90	0.00	0.00	73,714,204.32
A5	171,851.85	168,930.37	0.00	950.23	950.23	0.00	0.00	168,758.52

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

CLASS	CUSIP	BEGINNING PRINCIPAL	PRINCIPAL	INTEREST	TOTAL	ENDING PRINCIPAL
A1	863572C27	72.76490603	49.16863918	0.40930257	49.57794175	23.59626685
A2	863572C35	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
A3	863572C43	983.00000000	1.00000000	5.44745826	6.44745826	982.00000000
A4	863572C50	983.00000000	1.00000000	5.52937533	6.52937533	982.00000000
AP	863572C68	439.69634518	99.66186426	0.00000000	99.66186426	340.03448093
B1	863572C76	954.42957018	1.07957165	5.36866644	6.44823809	953.34999853
B2	863572C84	956.21503464	1.08159064	5.37870997	6.46030061	955.13344399
B3	863572C92	957.23152347	1.08273950	5.38442767	6.46716717	956.14878397
B4	863572D42	958.12614364	1.08375114	5.38946020	6.47321134	957.04239250
B5	863572D59	961.08763898	1.08710364	5.40611531	6.49321894	960.00053535
B6	863572D67	407.25734602	0.46065534	2.29082369	2.75147904	406.79669068
R	863572D26	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
TOTALS		210.55846996	8.24979308	1.17755243	9.42734551	202.30867688
A5	863572D34	983.00000844	0.00000000	5.52935566	5.52935566	982.00001920

PASS-THROUGH RATES

CLASS	CURRENT PASS-THRU RATE
A1	6.750000 %
A2	6.750000 %
A3	6.650000 %
A4	6.750000 %
AP	0.000000 %
B1	6.750000 %
B2	6.750000 %
B3	6.750000 %
B4	6.750000 %
B5	6.750000 %
B6	6.750000 %
R	6.750000 %
A5	6.750000 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS2

November 25, 2003

Sec. 4.03(i)	Scheduled Principal Amounts	86,884.58
	Group 1 Scheduled Principal	63,173.32
	Group 2 Scheduled Principal	23,711.26
Sec. 4.03(i)	Unscheduled Principal Amounts	2,919,051.42
	Group 1 Unscheduled Principal	2,055,086.39
	Group 2 Unscheduled Principal	863,965.03
Sec. 4.03(iv)	Aggregate Advances	836,245.58
	Group 1 Advances	592,777.28
	Group 2 Advances	243,468.30
Sec. 4.03(v)	Ending Principal Balance	73,714,204.31
	Group 1 Principal Balance	57,382,558.97
	Group 2 Principal Balance	16,331,645.34
	Group 1 Weighted Average Net Rate	6.747614 %
	Group 2 Weighted Average Net Rate	6.715889 %
Sec. 4.03(vii)	Current Period Realized Losses	0.00
	Group 1 Current Period Realized Losses	0.00
	Group 2 Current Period Realized Losses	0.00
	Bankruptcy Losses	0.00
	Fraud Losses	0.00
	Special Hazard Losses	0.00
	Bankruptcy Loss Amount	100,000.00
	Fraud Loss Amount	1,069,121.73
	Special Hazard Loss Amount	2,635,981.18
	Servicing Fees	60,849.14
	Sub-Servicing Fees (includes Retained Interest)	1,278.67
	Trustee Fees	447.53
	A3 Insurance Premium	565.23
	A4 Insurance Premium	368.63
	A3 Insured Payment	0.00
	A4 Insured Payment	0.00
	A3 Reimbursement Amounts	0.00
	A4 Reimbursement Amounts	0.00

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS2

November 25, 2003

Sec. 4.03(ix)   Number and Aggregate Principal Amounts of Mortgage Loans in Delinquency

Group 1			
Category	Number	Principal Balance	Percentage
1 Month	7	1,195,757.26	2.08 %
2 Month	3	826,275.51	1.44 %
3 Month	6	901,557.49	1.57 %
Total	16	2,923,590.26	5.09 %

Group 2			
Category	Number	Principal Balance	Percentage
1 Month	1	97,067.27	0.59 %
2 Month	0	0.00	0.00 %
3 Month	2	1,047,308.35	6.41 %
Total	3	1,144,375.62	7.00 %

Group Totals			
Category	Number	Principal Balance	Percentage
1 Month	8	1,292,824.53	1.75 %
2 Month	3	826,275.51	1.12 %
3 Month	8	1,948,865.84	2.64 %
Total	19	4,067,965.88	5.51 %

Number and Aggregate Principal Amounts of Mortgage Loans in Foreclosure

Group 1		
Number	Principal Balance	Percentage
1	80,373.73	0.14 %

Group 2		
Number	Principal Balance	Percentage
1	108,374.52	0.66 %

Group Totals		
Number	Principal Balance	Percentage
2	188,748.25	0.26 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS2

November 25, 2003

Sec. 4.03(x)   Number and Aggregate Principal Amounts of REO Loans

Group 1		
Number	Principal Balance	Percentage
2	392,431.83	0.68 %

Group 2		
Number	Principal Balance	Percentage
1	713,274.17	4.37 %

Group Totals		
Number	Principal Balance	Percentage
3	1,105,706.00	1.50 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 1999-ALS2

November 25, 2003

Sec. 4.03(viii)	Aggregate Outstanding Interest Shortfalls	
	Class a1 shortfall	0.00
	Class a2 shortfall	0.00
	Class a3 shortfall	0.00
	Class a4 shortfall	0.00
	Class a5 shortfall	0.00
	Class b1 shortfall	0.00
	Class b2 shortfall	0.00
	Class b3 shortfall	0.00
	Class b4 shortfall	0.00
	Class b5 shortfall	0.00
	Class b6 shortfall	0.00
	Class r shortfall	0.00
Sec. 4.03(viv)	Aggregate Outstanding Prepayment Interest Shortfalls	
	Class a1 shortfall	0.00
	Class a2 shortfall	0.00
	Class a3 shortfall	0.00
	Class a4 shortfall	0.00
	Class a5 shortfall	0.00
	Class b1 shortfall	0.00
	Class b2 shortfall	0.00
	Class b3 shortfall	0.00
	Class b4 shortfall	0.00
	Class b5 shortfall	0.00
	Class b6 shortfall	0.00
	Class r shortfall	0.00